
January 25, 2023

Denis Coleman, III
Chief Financial Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

> **Re: The Goldman Sachs Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 19, 2023**
> **File No. 333-269296**

Dear Denis Coleman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Catherine M. Clarkin, Esq.